Exhibit 99.2

Doron Arazi to Step Down as Allot’s Chief Financial Officer

Hod Hasharon, ISRAEL – February 9, 2010 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization and revenue generation solutions, today announced that Doron Arazi, the company’s Chief Financial Officer, will be leaving Allot to pursue other interests.   Mr. Arazi will continue as Chief Financial Officer through a transition period until early April, after the date on which the Company expects to file its annual report on Form 20-F for the 2009 fiscal year.  The Company has commenced a search for a new Chief Financial Officer.

Mr. Arazi joined Allot as its Chief Financial Officer shortly after the company completed its initial public offering.  In this position, he played a key role in overhauling Allot’s financial and reporting activities and implementing new methodologies and systems which have significantly improved the company’s capabilities in financial management and reporting.    Mr. Arazi will remain available to the company in order to insure a smooth transition to his successor.

"Doron has done an excellent job in overhauling and managing Allot’s financial activities, and putting a first rate finance department in place," said Rami Hadar, the company’s President and Chief Executive Officer.  "Management and the board of directors greatly appreciate Doron’s contributions to Allot, and I would like to extend our thanks to him for his hard work and dedication to the company. We wish him all the best in his new endeavors."

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-54-221-1365
jkalish@allot.com